WORLD ENERGY SOLUTIONS, INC.
44 Main Street
Worcester, MA 01608
March 9, 2010
VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	World Energy Solutions, Inc. Registration Statement on Form S-3 Filed January 22, 2010 File No. 333-164473
Dear Mr. Owings:
On behalf of World Energy Solutions, Inc. (the “Company”), we hereby we hereby transmit for filing the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3. We further respond to the Staff’s comment letter dated February 18, 2010. The following repeats your comments with the Company’s response:
Registration Statement on Form S-3
General
1. Comment — Please revise your filing to include your audited financial statements for the year ended December 31, 2009. See Rule 8-08 of Regulation S-X.
     Response — The filing has been revised to include the audited financial statements for the year ended December 31, 2009, which were filed by the Company on Form 10-K on March 4, 2010.
Item 17. Undertakings, page II-3
2. Comment — Please provide the undertaking set forth in Item 512(a)(5)(i) or (ii), as appropriate.
     Response — The Company revised the filing to include the undertaking set forth in Item 512(a)(5)(i).

Exhibit 5.1 Opinion of Mirick, O’Connell, DeMallie & Lougee LLP
3. Comment — Please have counsel revise the sixth paragraph of its opinion to clarify that its reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and reported judicial decisions interpreting those laws.
     Response — Counsel has revised the sixth paragraph of its opinion to clarify that its reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and reported judicial decisions interpreting those laws.
4. Comment — Please have counsel revise the seventh paragraph of its opinion to state whether the shares are validly issued.
     Response — Counsel has revised the seventh paragraph of its opinion to state that the shares are validly issued.
     In furtherance of your request, the undersigned hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the filing and this letter provides the additional information necessary to answer the Staff’s concerns. Please feel free to call or contact our counsel, Michael A. Refolo, Mirick O’Connell, 100 Front Street, Worcester, MA 01608-1477 (Fax: 508-791-8502; Phone 508-929-1622) with any additional comments or questions.

Very truly yours, WORLD ENERGY SOLUTIONS, INC.
By:	/s/ Richard Domaleski
Richard Domaleski
Chief Executive Officer